Filed by The Mead Corporation
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934
                                        Subject Company:  The Mead Corporation
                                                    Commission File No. 1-2267









Subject: Frequently Asked Questions

November 16, 2001

A telephone number - 1-888-918-6323, and an e-mail address - Vision ID CORPCOMM (or corpcomm@mead.com) have been established to respond to your questions and comments. Some of the most commonly received questions and their answers are listed below. We will continue to post any new questions and answers that are pertinent to many employees.


What will happen to my stock options when Mead and Westvaco merge?

Because only a minimum number of individuals are affected by stock options, this information will be provided to them on an individual basis as soon as it is available.

In the draft S4 document, it indicates that Westvaco is the purchaser of Mead. How does this reflect a "Merger of Equals"?

This merger is a "Merger of Equals." However, accounting rules require that one of the entities be defined as the acquirer. Based on our understanding of the accounting rules and the impact on future accounting reports, Mead and Westvaco mutually agreed that the new company would benefit by making the decision as described in the draft S4 document.

Is it true that the SAP system that has been implemented to date and is in the process of being implemented at all the Mead facilities will be eliminated once the merger is complete?

No. Both Mead and Westvaco are committed to implementing SAP even though they are presently at different phases of the process. In fact, the Integration Steering Committee has identified SAP as one of the "non-negotiables" meaning it will be the system for the combined company going forward.


                           Additional Information

   The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention:
   Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead and Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward- looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.